Exhibit 3.1(jj)

CERTIFICATE OF FORMATION

OF

EARTHLINK SHARED SERVICES, LLC

1.             The name of the limited liability company is EarthLink Shared Services, LLC.

2.                                      The address of its registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904.  The name of its registered agent at such address is National Registered Agents, Inc.

3.                                      This Certificate of Formation shall be effective as of 11:59 p.m. on December 31, 2011.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of EarthLink Shared Services, LLC, this 12th day of December, 2011.

/s/ D. Matt Madison
D. Matt Madison, an Authorized Person